CATLIN

File Number: 82-34808

CATLIN GROUP LIMITED

Cumberland House, 6th Floor,
1 Victoria Street, Hamilton,
Bermuda HM 11

P.O. Box HM 1287
Hamilton HMFX
Bermuda

Telephone (441) 296-0060
Fax (441) 296-6016
www.catlin.com





22nd March 2005

US Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Mail Stop 3-2
450 Fifth Street, NW
Washington, DC 20549
USA

Re: Catlin Group Limited, Rule 12g3-2(b) Exemption, File No. 82-34808

To whom it may concern:

Please find enclosed information and/or documents furnished on behalf of Catlin Group Limited, Rule 12g3-2(b) File No. 82-34808, submitted pursuant to paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

Announcement	Date
REG-Catlin Group Limited Director Shareholding	22/03/2005
REG-Catlin Group Limited Holding(s) in Company	18/03/2005
REG-Catlin Group Limited Dividend Declaration	11/03/2005
REG-Catlin Group Limited Final Results - Part 1	11/03/2005
REG-Catlin Group Limited Final Results - Part 2	11/03/2005
REG-Catlin Group Limited Final Results - Part 3	11/03/2005
REG-Catlin Group Limited Final Results - Part 4	11/03/2005
REG-Catlin Group Limited Holding(s) in Co (correction)	03/03/2005

dlw 3/31

CATLIN

REG-Catlin Group Limited Holding(s) in Company	03/03/2005
REG-Catlin Group Limited Notice of Shareholding	01/03/2005
REG-Catlin Group Limited Shareholding	01/03/2005

Yours faithfully,



Robina Malik

Investor Relations

REG-Catlin Group Limited Shareholding
Released: 01/03/2005

RNS Number:1740J
Catlin Group Limited
01 March 2005

Catlin Group Limited
1 March 2005

HOLDING IN CATLIN GROUP LIMITED

Catlin Group Limited, on 1 March 2005, received notification that Deuts
Management Group Limited's total dispositive holding amounted to 2,562,
shares (1.663%) as at the close of business on 28 February 2005.

This information is provided by RNS
The company news service from the London Stock Exchange

EN
HOLPKDKQDBKDQNK

Investor Relations

REG-Catlin Group Limited Notice of Shareholding
Released: 01/03/2005

RNS Number:1750J
Catlin Group Limited
01 March 2005

Catlin Group Limited
1 March 2005

SCHEDULE 10
NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company
Catlin Group Limited

2. Name of shareholder having a major interest
FMR Corp, Fidelity International Limited, Edward C Johnson 3d

3. Please state whether notification indicates that it is in respect of
of the shareholder named in 2 above or in respect of a non-beneficial i
or in the case of an individual holder if it is a holding of that persc
spouse or children under the age of 18
FMR Corp and its direct and indirect subsidiaries, and Fidelity Interna
Limited (FIL) and its direct and indirect subsidiaries both being non-b
holders

4. Name of the registered holder(s) and, if more than one holder, the r
shares held by each of them

505,200 FIL Bank of New York Europe London Total
32,249 FIL JP Morgan Bournemouth Total
663,252 FIL Brown Bros Harriman Ltd Lux Total
2,320,290 FISL JP Morgan, Bournemouth Total
4,000 FMRCO JP Morgan Chase Bank Total
51,546 FMRCO State Street Bank and Trust Co Total
196,500 FPM Bank of New York Brussels Total
84,311 FPM BNP Paribas Frankfurt Total
35,200 FPM Clydesdale Bank PLC Total
257,712 FPM HSBC Bank PLC Total
747,180 FPM JP Morgan, Bournemouth Total
49,800 FPM Mellon Bank Total
509,756 FPM Northern Trust London Total
367,419 FPM State Street Bank and Trust Co London Total
5,824,415 Grand Total Common Shares

5. Number of shares / amount of stock acquired
N/A

6. Percentage of issued class
N/A

7. Number of shares / amount of stock disposed
N/A

8. Percentage of issued class
N/A

9. Class of security
Common shares

10. Date of transaction
N/A

11. Date company informed
1 March 2005

12. Total holding following this notification
5,824,415

13. Total percentage holding of issued class following this notificatic
3.78%

14. Any additional information
....

15. Name of contact and telephone number for queries
....

16. Name and signature of authorised company official responsible for m
this notification

James Burcke

Date of notification

1 March 2005

END
HOLPKDKPDBKDDNK



Investor Relations

REG-Catlin Group Limited Holding(s) in Company
Released: 03/03/2005

RNS Number:2936J
Catlin Group Limited
03 March 2005

CATLIN GROUP LIMITED

NOTIFICATION OF INTERESTS IN THE SHARES OF CATLIN GROUP LIMITED

Catlin Group Limited ("the Company"), on 2 March 2005, received noti
that as at 28 February 2005:

(i) Western General Insurance Ltd ("Western General") has ceasec
interested in 13,442,657 Common Shares (8.7%);

(i) Western General is a wholly-owned subsidiary of Western Inte
Financial Group Ltd ("WIFG") which is owned as to 75% by CIE
Company (Bahamas) Limited as trustee of a trust, Settlement
("CIBC Trust");

(iii) Western General and WIFG have ceased to have notifiable inte
the Common Shares of the Company;

(iv) the CIBC Trust is interested in 10,356,393 Common Shares (6.
comprising 10,081,993 Common Shares (6.5%) of which it is th
registered holder and a further 274,400 Common Shares (0.2%)
its subsidiary Western General, an interest in which is attr
the CIBC Trust under the Company's Bye-laws.

This information is provided by RNS
The company news service from the London Stock Exchange

END
HOLUORARVWRORAR



Investor Relations

REG-Catlin Group Limited Holding(s) in Co (correction)
Released: 03/03/2005

RNS Number:2971J
Catlin Group Limited
03 March 2005

CATLIN GROUP LIMITED

FURTHER CORRECTION OF PREVIOUS REGULATORY ANNOUNCEMENT REGARDING HOLDI
COMPANY

By regulatory announcement dated 28 February 2005, Catlin Group Limite
('Catlin') reported that it had been notified that J.P.Morgan Chase &
('JPMCC') has a holding of under 3%. On 2 March 2005, Catlin was notif
this was not correct and that JPMCC has an interest in 21,994,797 comm
(14.27%), comprising 241,448 shares (0.16%) held by J.P.Morgan Fleming
Management (UK) Limited, 4,002,616 shares held by J.P.Morgan Capital I
and 17,750,733 shares (11.52%) held by J.P.Morgan Corsair II Capital F
Bermuda Ltd ('Corsair Bermuda'). The holdings of J.P.Morgan Capital LF
Corsair Bermuda (aggregating 21,753,349 shares, 14.11%) existed prior
Company's listing in April 2004 and have not changed since the exercis
over-allotment option announced on 8 April 2004.

This information is provided by RNS
The company news service from the London Stock Exchange

END
HOLEAFDDEDPSEFE



Investor Relations

REG-Catlin Group Limited Final Results - Part 1
Released: 11/03/2005

RNS Number:6250J
Catlin Group Limited
11 March 2005

CATLIN GROUP LIMITED ANNOUNCES
PRELIMINARY RESULTS FOR YEAR ENDED 31 DECEMBER 2004

HAMILTON, Bermuda - Catlin Group Limited ('CGL': London Stock Exchange) international property and casualty insurer and reinsurer, announces re premium income and net income for the year ended 31 December 2004.

Financial highlights:
- Net income increased to record US$154.1 million (2003: US$127.0 milli despite impact of exceptional hurricane losses
- Return on average equity was 19.1% (2003: 22.1%)
- Book value grew by 21.4% to US$6.30 (£3.28) per share (2003: US$5.19;
- Gross premiums written rose to US$1.43 billion (2003: US$1.20 billion
- Net premiums earned increased to US$1.16 billion (2003: US$844.9 mill
- Combined ratio was 89.4% (2003: 86.0%); exceptional hurricane losses percentage points to combined ratio
- Proposed final dividend is 15.6 US cents (8.1 pence) per share; propo dividend of 23.5 US cents (12.4 pence) per share represents 23.5% of income

US$000 (except as indicated)	2004	2003	%
Gross premiums written	1,433,836	1,198,214	
Net premiums written	1,246,505	1,085,134	
Net premiums earned	1,161,110	844,947	
Income before income tax expense	173,942	146,350	
Net income	154,056	127,013	
Pro forma net income per share (US$)	1.08	1.03	
Total dividends per share (cents)	23.5	-	
Book value per share (US$)	6.30	5.19	
Unearned premiums	722,891	612,325	
Effective tax rate	11.4%	13.2%	
Combined ratio	89.4%	86.0%	
Return on average equity	19.1%	22.1%	

Operational highlights:

- Initial public offering of common shares raised $182.6 million, net c expenses
- Strong growth of Corporate Direct and Corporate Reinsurance business 31% of gross premiums written by these segments (2003: 22%)
- Positive contribution to profits from all business segments
- Successful establishment of Catlin UK, the Group's third operating pl US$200 million in gross premiums written in first year
- 1% increase in year on year weighted average rates reflects Group's commitment to disciplined underwriting

Outlook:
- Unearned premiums of US$722.9 million written at favourable historic
- Rate reductions in January 2005 renewal season limited to 1%

- Investment income to benefit from cash and investments of almost US$2
  at 1 January 2005 (1 January 2004: US$1.2 billion)
- Existing book of business expected to be relatively stable
- Continued focus on generating superior return on equity through:
  - Emphasis on underwriting profitability
  - Value enhancing opportunities
  - Active management of capital

Commenting on the Group's preliminary results, Sir Graham Hearne, chair
Catlin Group Limited, said:

"I am proud to announce that Catlin has produced record profits during
year as a publicly listed company, despite the exceptional hurricane lc
during the second half of 2004. The Group's excellent results reflect C
focus on serving clients, its commitment to underwriting profitability
advantages of its multi-platform structure. The total dividend of 23.5
amounts to 23.5 per cent of net income for 2004 and reflects our confic
the current performance of the business and in its future prospects."

Chief Executive Stephen Catlin said:

"I am very pleased with the Group's 2004 performance. Our 19.1 per cent
on average equity is an outstanding achievement, considering that the i
the exceptional level of hurricane losses reduced our RoE by 7.2 percer
points.

"The 2005 renewal season has been satisfactory with only a marginal fal
average premium rates. The Group will maintain underwriting discipline
focus on opportunities which enhance value. I believe we are well-posit
deliver superior returns for shareholders in 2005."

This summary should be read in conjunction with the detailed announceme
follows.

- ends -

For more information contact:
Media Relations:
James Burcke, Head of Communications Tel: +44 (0)20 7458 5710
Mobile: +44 (0)7958 767 738
E-mail: james.burcke@catlin.com

Liz Morley, The Maitland Consultancy Tel: +44 (0)20 7379 5151
E-mail: emorley@maitland.co.uk

Investor Relations:
William Spurgin, Head of Investor Relations Tel: +44 (0)20 7458 5726
Mobile: +44 (0)7710 314 365
E-mail: william.spurgin@catlin.com

Notes to editors:

1. The Catlin Group, headquartered in Bermuda, is an international
specialist property/casualty insurer and reinsurer writing more than 3C
of business worldwide. Catlin wrote gross premiums of $1.43 billion in
Catlin shares are traded on the London Stock Exchange (ticker symbol: C

2. Catlin management will make a presentation to investment analysts
at 9.00am GMT today at its London office. The presentation will be broa
live on the Group's website (www.catlin.com). The webcast will be also
available on the website following the presentation.

3. Catlin's financial statements are prepared in accordance with
accounting principles generally accepted in the United States of Americ
GAAP'). The Group reports in US dollars.

4. Pro forma net income per share has been calculated based on
weighted average
pro forma shares in issue of 142.8 million for 2004 and 122.9 million f

5. Rate of exchange at 31 December 2004: £1 = US$1.92 (balance

sheet); £1 = US$1.83 (income statement); at 9 March 2005 £1 = US$1.93.

6. Detailed information regarding Catlin's financial results for the year ended 31 December 2004 follow, including statements from the Chair Chief Executive and Chief Financial Officer and condensed unaudited fir statements.

7. Syndicate 2003 at Lloyd's (the Catlin Syndicate) and Catlin Insurance Company Ltd. (Catlin Bermuda and Catlin UK) have been assigne financial strength ratings of 'A' (Excellent) by A.M. Best Company.

Chairman's Statement

This is the first opportunity to report to you as the Chairman since Ca Group Limited became a publicly listed company in April 2004. It is esp pleasing to do so at a time when the Group has achieved such excellent results. Net income rose by 21.3 per cent in 2004 to US$154.1 million (US$127.0 million), despite the exceptional weather related claims cause hurricanes which struck the Southeastern United States and the Caribbea second half of the year. Premium growth continued to be strong, as gros premiums written increased by 19.7 per cent to US$1.43 billion (2003: U billion).

All four of the Group's business segments performed well during the pas Profits in the Corporate Direct and Corporate Reinsurance segments incr 2004, reflecting the successful start-up of Catlin UK and the continued development of Catlin Bermuda. Good performance was also reported by th Direct and Lloyd's Reinsurance segments, especially in the light of the hurricane related losses.

Initial public offering

Catlin's initial public offering was concluded on 6 April 2004 when the Company's common shares began unconditional trading on the London Stock Exchange. Catlin raised US$182.6 million, net of expenses, through the offering of common shares, while existing shareholders sold US$150 mill their shares through a secondary offering.

We have received an excellent response from investors both during and f the IPO.

Dividend policy

As a newly listed company, Catlin has established a dividend policy und dividend payments will be linked to the current performance of the busi future prospects.

The Board of Directors proposes a final dividend of 15.6 cents (8.1 pen share, payable on 31 May 2005 to shareholders of record at the close of on 29 April 2005. This dividend is in addition to the interim dividend cents (4.3 pence) per share that was paid on 15 November 2004. The fina dividend is calculated in US dollars but declared in sterling based on exchange rate of £1=US$1.93 on 9 March 2005.

More to follow, for following part double-click [nRN1K6250J]



Investor Relations

REG-Catlin Group Limited Final Results - Part 2
Released: 11/03/2005

RNS Number:6250J
Catlin Group Limited
Part 2 : For preceding part double-click [nRNSK6250J]

The proposed final dividend is consistent with that envisaged at the tir interim results, notwithstanding the impact of the hurricane losses sust the second half of the year.

Board of Directors

The composition of the Board of Directors was changed prior to the IPO. Hoplamazian, Jeff Hughes, David Jaffe and Eric Rahe, all of whom were representatives of our private equity investors, stepped down from the E March 2004. I would like to take this opportunity to thank them for thei work during a very important period for Catlin. At the same time, Alan E and John Marion joined the Board, bringing the total number of Directors

The Board faced a heavy workload in 2004, with the challenges created by adding to the Directors' already substantial duties. I would like to tha of our Directors for their very hard work during what proved to be a suc year for the Group.

Outlook

Catlin's performance over the past two years, both of which have been re setting in terms of profitability, reflects the advantages of the Group' structure, its focus on serving clients and the commitment across the Gr underwriting profitability. Whilst the global insurance and reinsurance is growing more competitive, I believe that Catlin's underwriting discip efficient use of capital, focus on client service and multi-platform str provide a solid base on which the Group can continue to produce excellen results.

Stephen Catlin and his team have done an outstanding job over the past y is a pleasure to work with Stephen and the entire Catlin staff. I thank their dedication and enthusiasm and look forward to working with them tc value for shareholders in the future.

Sir Graham Hearne
Chairman
10 March 2005

Chief Executive's Review

Our outstanding performance during 2004 is the result of favourable mark conditions, our disciplined underwriting strategy, the Group's innovativ structure, and the skill and commitment of our employees.

Net income increased by 21.3 per cent in 2004 to a record US$154.1 milli (2003: US$127.0 million) despite hurricane related losses which, after t into account planning assumptions, reduced profits on a pre-tax basis by approximately US$75 million. Return on average equity amounted to 19.1 p

(2003: 22.1 per cent). The combined ratio stood at 89.4 per cent (2003: cent), even though the hurricane losses increased the combined ratio by approximately six percentage points. Gross written premiums increased by per cent, while net earned premiums rose by 37.4 per cent.

Market environment

Market conditions during 2004 remained strong. Whilst rates and terms fc classes of business -- particularly property classes -- came under compe pressure as the year progressed, the hurricane losses slowed the slide i for property catastrophe reinsurance and other classes. Weighted average rates across all classes of business increased by 1 per cent during 2004 the 1 January 2005 renewal period, weighted average premium rates decrea only 1 per cent, which we consider encouraging and a testimony to our disciplined underwriting capability. Despite the pessimism of some marke observers, I believe that very favourable opportunities for profitable underwriting remain.

Whilst Hurricanes Charley, Frances, Ivan and Jeanne caused significant l for the Group in 2004, the Indian Ocean tsunami in December did not have material impact on Catlin's financial results. The cost of the tsunami t global insurance industry was slight compared with the great human and e suffering.

Strategy and structure

The cornerstone of Catlin's operating strategy since the Group began bus years ago has been underwriting profitability. We focus on business that produces sustainable underwriting profits across cycles. As markets soft underwriting discipline will be tested, but it is Catlin's firm policy t emphasise long term profitability over short term gains in market share. to Catlin's performance has been the diversification of its risk portfol across carefully selected classes of business, targeting those with the potential for gross underwriting profit.

Catlin during 2004 reaped the benefits of the innovative multi-platform structure that we have worked extremely hard to develop. Our principal underwriting platform remains the Catlin Syndicate at Lloyd's, but a grc percentage of our business -- and our profits -- are produced by Catlin which began underwriting business in 2002, and Catlin UK, which began underwriting in 2004. Both of these platforms are progressing according plans and provide access to alternative distribution channels. We also b from the fact that the Company is incorporated in Bermuda, which gives u superior capital and financial flexibility.

We actively manage our capital against a forward looking economic model. will be particularly important in 2005 as we continue to seek value crea opportunities and develop capital management strategies which I believe increase shareholder returns.

We are enhancing the way we manage our operations on a Group basis, whic believe will further increase the efficiency of our processes and the qu our service to clients and brokers.
Other goals for the coming year include strengthening the flow of busine the United States, expanding our network of international offices, and continuing efforts to work more closely with retail brokers and their cl Catlin UK is expanding its presence outside London to underwrite more bu placed outside the London market for UK commercial clients. Catlin Bermu continuing to broaden the classes of business it offers to its clients.

People, process and performance

If there is a secret to Catlin's success, it is our people. We have a gr group of employees, a mixture of those who have been with us for many ye talented newcomers, hired as the Group has grown in recent years. I than all for their hard work which has resulted in our outstanding performanc

Catlin's corporate culture gives underwriters and other key employees significant responsibilities for business decisions. We believe that underwriters make the best underwriting decisions. However, we insist th decisions are closely monitored and controlled. We are steadfast in ensu

that our control processes are second to none. We have effective tools i
to ensure that underwriting decisions are technically sound and based or
rigorous analytical approach. Our underwriters can rely on extensive act
support and detailed pricing models. All Catlin offices share a single c
system and follow the same procedures to ensure that we make consistent
underwriting decisions across the Group.

Stephen Catlin
Chief Executive
10 March 2005

Business Segments and Operating Platforms

Business Segments

Catlin reports its financial results through four business segments.:

- Lloyd's Direct comprises direct insurance business underwritten by the Syndicate;
- Lloyd's Reinsurance comprises reinsurance business underwritten by the Syndicate;
- Corporate Direct encompasses direct insurance business underwritten by Bermuda and Catlin UK; and
- Corporate Reinsurance consists of reinsurance business underwritten by Bermuda and Catlin UK. This includes intra-segment reinsurance assumed b Bermuda.

By dividing its business into these segments, observers can track the pr
of Catlin's long established operations at Lloyd's separately from the m
recently established Catlin Bermuda and Catlin UK.
Comparisons of the premiums written by each of the segments in 2004 and
shown in the following tables:

2004

US$m	Premiums written*	Intra-Group reinsurance	Pr wr
Lloyd's Direct	870.4	(70.6)	
Lloyd's Reinsurance	211.2	(19.6)	
Corporate Direct	225.2	--	
Corporate Reinsurance	127.0	90.2	
Total	1,433.8	-	1

* Prior to intra-Group reinsurance elimination
** After intra-Group reinsurance elimination

2003

US$m	Premiums Written*	Intra-Group reinsurance	Pr wr
Lloyd's Direct	906.3	(151.6)	
Lloyd's Reinsurance	234.9	(49.5)	
Corporate Direct	4.4	--	
Corporate Reinsurance	52.6	201.1	
Total	1,198.2	--	1

* Prior to intra-Group reinsurance elimination
** After intra-Group reinsurance elimination

Premiums written in the Lloyd's Direct and Lloyd's Reinsurance segments
relatively stable in 2004, reflecting the fact that the Catlin Syndicate
capacity was £500 million in both 2004 and 2003. The amount of intra-Grc
reinsurance ceded by the Lloyd's Direct and Lloyd's Reinsurance segments
decreased by 55 per cent in 2004 due to the decision by Lloyd's to reduc
maximum amount of qualifying quota share ('QQS') reinsurance for all syr
to 10 per cent of premiums written (2003: 30 per cent). This also accour

the reduction in premiums written after intra-Group reinsurance eliminat
the Corporate Reinsurance segment in 2004.

Premiums written in both the Corporate Direct and the Corporate Reinsura
segments prior to intra-Group reinsurance elimination grew strongly in 2
This reflects the business that has been developed by Catlin Bermuda and
UK.

The growth in premiums written by the Corporate Direct and Corporate Rei
segments is in keeping with Catlin's stated goal that approximately 50 p
of gross premiums will be written by these two segments by the end of 20
2004 the Corporate Direct and Corporate Reinsurance segments accounted f
nearly 31 per cent of premiums written (2003: 22 per cent) after to intr
reinsurance elimination.

Catlin Syndicate

The Catlin Syndicate at Lloyd's (Syndicate 2003) is the oldest of Catlin
underwriting platforms. The Syndicate is the eighth largest syndicate at
Lloyd's, based on £500 million in stamp capacity for 2005 (2004 and 2003
million), all of which is supplied by the Catlin Group.

The Syndicate's stamp capacity was purposefully held steady in 2004 and
2005. This strategy has allowed the Syndicate to take advantage of new,
profitable underwriting opportunities within Lloyd's from its position a
respected market leader. At the same time, the Syndicate has also refuse
underwrite business whose rates and terms were deemed to be inadequate.

The Syndicate continues to expand in classes of business that promise
substantial returns. During 2004, the amount of satellite and space rela
premiums underwritten by the Syndicate nearly doubled, taking advantage
favourable market conditions and the expertise the Syndicate has develop
this specialist class. Also during the year, the Syndicate established a
specialty in Construction & Engineering insurance after hiring an underw
with substantial experience in this class.

Gross premiums written by the Syndicate in 2004 amounted to US$1.08 bill
US GAAP basis (2003: US$1.14 billion).

Under Lloyd's three year syndicate accounting rules, the Catlin Syndicat
year of account was closed at the end of 2004 with a return equal to 9.5
cent of capacity. The 2002 year of account was also the final year of
underwriting for Syndicate 1003, the original syndicate managed by the C
Group and whose capital was supplied by traditional Lloyd's Names and ot
third party capital providers. The outstanding liabilities of Syndicate
have been reinsured to close with the Catlin Syndicate as at 31 December

Catlin Bermuda

During its second full year of operations, Catlin Bermuda (Catlin Insura
Company Ltd.) consolidated its position as a leading underwriter in the
Bermuda market.

Catlin Bermuda writes a diversified portfolio of both property and casua
treaty reinsurance as a lead or quoting market. Property treaty reinsura
weighted towards worldwide catastrophe business, including workers compe
catastrophe excess of loss, but also includes a substantial risk excess
rata account. Casualty reinsurance is focused on providing protection to
insurers, captives and other risk financing mechanisms formed principall
United States by homogeneous groups such as physicians, hospitals, nursi
and lawyers.

In addition, Catlin Bermuda underwrites a number of specialist classes o
insurance, including medical malpractice, political risk and terrorism,
benefiting from its status as an approved surplus lines insurer in numer
states and jurisdictions. The Company also offers multi-year structured
contracts to large corporate clients.

Excluding intra-Group reinsurance, gross premiums written by Catlin Berm
by 168 per cent to US$152.6 million (2003: US$57.0 million). Stockholder
equity in Catlin Insurance Company Ltd. rose by 51.1 per cent to US$892.

million at 31 December 2004 (31 December 2003:US$590.9 million).

Catlin Bermuda over the past two years has assembled a multi-disciplinar of underwriters, actuaries, finance professionals, lawyers and support s The company is committed to the recruitment of Bermudians, taking advant the Catlin Group's professional development programme that allows for ex periods of training in London and in other Catlin offices.

Catlin UK

Catlin UK is the newest of Catlin's three underwriting platforms, having underwriting with effect from 1 January 2004. In its first year of opera Catlin UK wrote US$199.7 million in gross premiums.

This business came from two sources:

- specialty insurance that was written in parallel with the Catlin Syndicate at Lloyd's; and
- professional indemnity, property, general liability, directors' and officers' liability, and commercial crime insurance underwritten in market. These classes have previously been underwritten by the Catli Syndicate.

Most of the UK business written by Catlin UK in 2004 was produced by Lor based brokers which the Catlin Syndicate has served for many years. Howe 2005 Catlin UK is expanding its focus to include major UK regional broke broaden its distribution channels.

As part of the strategy to serve a more diverse distribution network, Ca in 2004 developed an online quotation engine that allows selected broker receive premium quotations rapidly over the internet. The implementatior quotation engine will allow Catlin UK to service business for smaller tc size UK clients more efficiently and provide decisions to brokers more c

During 2004 Catlin UK recruited a team of experienced underwriters to ma business written for UK commercial clients. It continues to share resour the Catlin Syndicate to underwrite global specialty business.

Catlin UK was originally established as the UK Branch of Catlin Insuranc Company Ltd. of Bermuda. In March 2005 the UK Financial Services Authori that it was 'minded to authorise' the Group's proposal to convert Catlir a subsidiary of the Bermuda company (Catlin Insurance Company (UK) Ltd.) Gaining subsidiary status will give Catlin UK the ability to underwrite in all nations within the European Economic Area, which will allow it tc the service it provides to the Group's core brokers and clients.

Financial review

2004 has been a year of excellent performance, particularly given the ir of large losses. The following contains commentary on Catlin's financial statements for the year ended 31 December 2004, which are prepared in ac with US GAAP.

Consolidated results of operations

US$m	2004	2003	% char
Gross premiums written	1,433.8	1,198.2	
Reinsurance premiums ceded	(187.3)	(113.1)	
Net premiums written	1,246.5	1,085.1	
Change in unearned premiums	(85.4)	(240.2)	
Net premiums earned	1,161.1	844.9	
Losses and loss expenses	(660.4)	(424.6)	
Policy acquisition costs	(302.8)	(250.1)	
Administrative expenses	(57.3)	(43.7)	
Other expenses	(26.6)	(15.2)	

Net underwriting result	114.0	111.3	
Net investment income	47.0	23.8	
Net realised gains on investments	3.4	1.2	
Net realised gains on foreign currency	8.9	10.0	
Other income	0.7	-	
Net income before income taxes	174.0	146.3	
Income tax expense	(19.9)	(19.3)	
Net income	154.1	127.0	
Loss ratio	56.9%	50.3%	
Expense ratio	32.5%	35.7%	
Combined ratio	89.4%	86.0%	
Effective tax rate	11.4%	13.2%	
Return on average equity	19.1%	22.1%	

Gross premiums written

Gross premiums written in 2004 increased 19.7 per cent to US$1.43 billic US$1.20 billion). This growth, as expected, came from the Corporate Dire Corporate Reinsurance business segments. Thirty-one per cent of the Grou consolidated gross premiums were written in these segments (2003: 22 per Excluding intra-Group reinsurance, gross premiums written in the Corpora Direct and Corporate Reinsurance segments increased by more than 500 per US$352.2 million in 2004 (2003: US$57.0 million).

The gross premiums written by each of the Group's business segments are the table below:

US$m	2004	
Lloyd's Direct	870.4	
Lloyd's Reinsurance	211.2	
Corporate Direct	225.2	
Corporate Reinsurance	217.2	
Intra-Group reinsurance elimination	(90.2)	
Total	1,433.8	1

Net premiums earned

Net premiums earned in 2004 increased by 37.4 per cent to US$1.16 billic US$844.9 million). The start-up of Catlin UK during 2004 contributed significantly to the increase in net premiums earned, as did Catlin Berm which wrote significantly more business during 2004. Net premiums earnec increased in both the Lloyd's Direct and the Lloyd's Reinsurance segment the increased level of gross premiums underwritten by the Catlin Syndica 2003. At the end of 2002 the Group purchased the entire capacity of Sync 1003 that had been supplied by traditional Lloyd's Names and other thirc capital providers; that capacity was allocated to the Catlin Syndicate c 2003. A significant portion of the increased premium volume underwritter Catlin Syndicate in 2003 was earned in 2004.

Losses and loss expenses

The loss ratio rose by 6.6 percentage points to 56.9 per cent in 2004 (2 50.3 per cent). The 55.5 per cent increase in loss and loss expenses was by the growth in net premiums earned and the exceptional loss activity i

The increase in the loss ratio was chiefly a result of claims stemming f four hurricanes (Charley, Frances, Ivan and Jeanne) that caused extensiv in the Caribbean and the Southeastern United States in August and Septem 2004. The gross loss to the Group from the four hurricanes amounted to U million; the loss net of reinsurance amounted to US$114.6 million. We ex

level of catastrophe loss activity during the year and after allowing fc expected catastrophe losses and reinsurance reinstatement costs, the net of the four hurricanes on the Group's net income before income taxes amc approximately US$75 million, or 6.5 percentage points on the loss ratio.

Expense ratio

The expense ratio in 2004 improved by 3.2 percentage points to 32.5 per (2003: 35.7 per cent). The absolute level of policy acquisition costs ir by 21.1 per cent to US$302.8 million in 2004 (2003: US$250.1 million). T increase was fuelled by the 37.4 per cent increase in net premiums earne policy acquisition cost ratio improved by 3.5 percentage points after al for the one-off effect that boosted the ratio in 2003.
During 2004 the Group changed its method of calculating its expense rati follow market practice more closely. Previously, all expenses were inclu the calculation, whereas now financing costs and amortisation expense ar excluded. Comparative figures are presented on this revised basis.

The absolute level of administrative and other expenses increased by 42. cent to US$83.9 million in 2004 (2003: US$58.9 million). This increase w slightly ahead of the growth in net earned premiums. Staff numbers incre throughout 2004 to manage the growing volume of business. Additional cos incurred related to the listing of the Company's common shares, includin directors' and officers' liability insurance premiums, internal audit cc share registrar expenses. Lloyd's related costs, which cannot be control the Group, increased during 2004 largely due to a new charge levied by I on the qualifying quota share reinsurance ceded by the Catlin Syndicate Catlin Bermuda.

Net investment income and net realised gains on investments

(US$m)	2004	
Total investments at 31 December	1,982.7	1
Net investment income	47.0	
Net realised gains on investments	3.4	
Change in net unrealised gains on investments	5.3	
	55.7	
Return on average funds held	3.4%	

Net investment income and net realised gains on investments increased by per cent to US$50.4 million (2003: US$25.0 million). The increase was pr due to the higher investment base during 2004 as a result of strong cash from operations, the successful initial public offering ('IPO') of the C common shares in April 2004 and a higher proportion of the investment pc invested in bonds rather than cash and short term instruments.

Total return on average investments increased to 3.4 per cent in 2004 (2 per cent). This is due to the fact that the average duration of fixed ir securities (excluding cash) rose to 2.9 years at year end 2004 (31 Decem 2003: 2.4 years). In addition, yields on cash and short term instruments 2004.

Net realised gain on foreign currency exchange

The Group reports its financial results in US dollars. The US$8.9 millic realised gain on foreign currency exchange (2003: US$10.0 million) was p the result of the strengthening of sterling against the US dollar impact valuation of our sterling denominated assets.

Income tax expense

The Group's effective tax rate for 2004 reduced by 1.8 percentage points per cent (2003: 13.2 per cent). Income tax expense in 2004 amounted to U million (2003: US$19.3 million).

Balance sheet

The Group's balance sheet at 31 December 2004 was strong and liquid as f

US$m (except per share amounts)	2004	2003	%
Investments and cash	1,982.7	1,237.2	
Premiums receivable	629.5	472.6	
Amount due from reinsurers	448.7	381.7	
Deferred acquisition costs	142.5	130.2	
Intangible assets	71.2	70.5	
Other assets	98.5	100.3	
Gross loss reserves	(1,472.8)	(962.5)	
Unearned premiums	(722.9)	(612.3)	
Notes payable	(50.2)	(50.1)	
Other liabilities	(156.0)	(129.0)	
Stockholders' equity	971.2	638.6	
Stockholders' equity per share*	US$6.30	US$5.19	

* Based on 154.1 million shares in issue on 31 December 2004; pro forma
million shares in issue on 31 December 2003

The chart below shows the principal components of the growth in stockhol
equity during the year.

(US$m)	
Stockholders' equity at 31 December 2003	
IPO net proceeds	
2004 interim dividend	
2004 net income	
Other	
Stockholders' equity at 31 December 2004	

Investments and cash
Total investments and cash grew by 60.3 per cent to US$1.98 billion at 3
December 2004 (31 December 2003: US$1.24 billion). The Group has continu
maintain a conservative investment philosophy, with assets invested in a
portfolio of fixed maturities, short term investments and cash. The fixe
maturities are all high quality, primarily with ratings of AA or higher.

Reinsurance recoverables
Amounts due from reinsurers decreased to 30.5 per cent of gross loss res
31 December 2004 (31 December 2003: 39.7 per cent). The absolute amount
reinsurers increased during 2004, primarily reflecting recoveries due an
anticipated in respect of losses relating to the four hurricanes. More t
per cent of the amounts due are from reinsurers rated 'A-' or better by
(or equivalent), and $169.4 million of the amount recoverable is secured
segregated trust funds held for the account of Catlin.

Reserves
Gross loss reserves increased by 53.0 per cent during 2004. Net loss res
a proportion of shareholders' equity increased to 114.7 per cent at 31 D
2004 (31 December 2003: 112.8 per cent), primarily reflecting increased
activity during 2004, particularly due to the hurricane losses in the se
half of the year which resulted in a relatively higher level of unsettle
amounts at the balance sheet date.

The Group continues to adopt a reserving policy whereby loss reserves ar
conservatively relative to the range of estimates of both internal actua
independent actuarial advisors. Financial results for 2004 benefited fro
release of $38.3 million in respect of prior years' reserves.

Unearned premiums
The provision for unearned premiums increased by 18.1 per cent to US$722

million (31 December 2003: US$612.3 million). Substantially all of the u
premium provision will be earned to income during 2005 at the high level
rate adequacy experienced during 2004, the year during which most of thi
business was underwritten.

Cash and capital management

Intra-Group reinsurance
The use of intra-Group reinsurance is central to the management of the G
capital. The Group seeks to maintain economic capital within Catlin Berm
the maximum extent possible and to manage the insurance risk portfolio c
Group basis, regardless of the underwriting platform from which the risk
originally underwritten.

Cash and liquidity
A summary of the growth in cash and invested assets is shown in the tabl

(US$m)	
1 January 2004	1
Operating cash	
Non-operating cash	
IPO proceeds	
Dividends paid	
31 December 2004	1

Under the terms of banking arrangements, the Group is required to comply
covenants relating to minimum levels of cash, net assets and net tangibl
assets. The Group has complied with these covenants throughout the year
remains in compliance at the date of this report.

Gearing and banking facility
The two main elements of the Group's gearing at 31 December 2004 are a U
million unsecured revolving credit facility which is fully drawn and use
Group to subscribe capital to Catlin Bermuda, and a £117.1 million (US$2
million) unsecured letter of credit which is used to provide part of the
at Lloyd's (FAL) supporting the Catlin Syndicate. A third element of gea
the use of a small amount of further unsecured letters of credit to supp
certain liabilities of Catlin Bermuda and Catlin UK. Overall gearing at
December 2004 was as follows:

(US$m)	
Notes payable (revolving credit)	
Unsecured letters of credit for FAL	
Unsecured letters of credit for Catlin UK/Catlin Bermuda	
Total	
Financing as a proportion of stockholders' equity	

Foreign currency management
US dollars account for the majority of the Group's cash flow. A signific
of the remaining cash flow is in sterling; the Group also maintains euro
Canadian dollar funds. Management of foreign currency exposures is prima
focused on analysis and matching of expected cash flows; derivatives or
financial instruments have not been utilised. Forward purchases and sale
currency are used when known currency needs are identified.

Information on International Financial Reporting Standards ('IFRS')

The consolidated financial statements of EU companies with securities li
a regulated market in any EU nation will be required to be prepared in
accordance with IFRS, issued by the International Accounting Standards B
for accounting periods commencing on or after 1 January 2005.

As the Group is incorporated in Bermuda, it has the choice of preparing
financial statements in accordance with UK GAAP, US GAAP or IFRS under t

current rules of the UK Listing Authority. It has selected US GAAP. In c
facilitate comparison to its UK incorporated peers, the Group presents a
reconciliation of net income and stockholders' equity to UK GAAP in its
consolidated financial statements. The Group will reconcile to IFRS begi
2005.

Christopher Stooke
Chief Financial Officer
10 March 2005

The accompanying notes are an integral part of the consolidated condense
financial statements.

Consolidated Condensed Balance Sheets
As at 31 December 2004 and 2003 (US Dollars in thousands, except share a

	2004	
Assets		
Investments		
Fixed maturities, available-for-sale (amortised cost 2004: $1,441,014; 2003: $750,051)	$1,452,198	$755
Short-term investments	173,037	153
Cash and cash equivalents	354,608	325
Investment in associate	2,869	2
Total investments	1,982,712	1,237
Accrued investment income	15,925	9
Premiums and other receivables	629,544	472
Reinsurance recoverable (net of allowance of 2004: $18,864; 2003: $14,157)	390,945	287
Deposit with reinsurer	57,830	94
Reinsurers' share of unearned premiums	51,748	38
Deferred acquisition costs	142,511	130
Intangible assets and goodwill (accumulated amortisation 2004: $29,163 ; 2003: $23,257)	71,238	70
Deferred taxes	-	7
Other assets	30,673	45
Total assets	$3,373,126	$2,392
Liabilities and stockholders' equity		
Liabilities		
Unpaid losses and loss expenses	$1,472,819	$962
Unearned premiums	722,891	612
Deferred gain	19,548	29
Reinsurance payable	59,137	43
Notes payable	50,187	50
Accounts payable and other liabilities	70,138	56
Deferred taxes	7,219	
Total liabilities	$2,401,939	$1,753

	2004	
Stockholders' equity		
Preference shares		
Class A cumulative convertible preference shares, par value $0.0001 (2004: nil; 2003: Authorised 110,000,000; Issued and outstanding 15,000,000)	$-	
Class B-1 cumulative convertible preference shares, par value $0.0001 (2004: nil; 2003: Authorised 470,000,000; Issued		

and outstanding 457,000,000)	-	
Class B-2 cumulative convertible preference shares, par value $0.0001 (2004: nil; 2003: Authorised, issued and outstanding 25,000,000)	-	
Common shares		
Ordinary common shares, par value $0.0001 (2004: nil; 2003: issued and outstanding 75,109,082)	-	
Ordinary common shares, par value $0.01 Authorised 250,000,000; 2004: issued and outstanding 154,097,989; 2003: nil)	1,541	
Additional paid-in capital	716,649	5
Accumulated other comprehensive income/(loss)	4,156	
Retained earnings	248,841	1
Total stockholders' equity	971,187	6
Total liabilities and stockholders' equity	$3,373,126	$2,3

The financial statements were approved by the Board of Directors on 10 M
2005 and signed on its behalf by:

Stephen Catlin, Chief Executive
Christopher Stooke, Chief Financial Officer

Consolidated Condensed Statements of Operations
For the Years Ended 31 December 2004 and 2003 (US Dollars in thousands,
share amounts)

	2004	
Revenues		
Gross premiums written	$1,433,836	$1,1
Reinsurance premiums ceded	(187,331)	(1
Net premiums written	1,246,505	1,C
Change in unearned premiums	(85,395)	(2
Net premiums earned	1,161,110	8
Net investment income	46,974	
Net realised gains on investments	3,358	
Net realised gains on foreign currency exchange	8,865	
Other income	759	
Total revenues	1,221,066	8
Expenses		
Losses and loss expenses	660,437	4
Policy acquisition costs	302,791	2
Administrative expenses	57,294	
Other expenses	26,602	
Total expenses	1,047,124	7
Income before income tax expense	173,942	1
Income tax expense	(19,886)	(
Net income	$154,056	$1
Earnings per common share		
Basic	$1.31	
Diluted	$1.00	

Consolidated Condensed Statements of Changes in Stockholders' Equity and Accumulated Other Comprehensive Income
For the Years Ended 31 December 2004 and 2003 (US Dollars in thousands, share amounts)

	Common stock	Preference shares	Additional paid-in capital	Retained earnings (deficit)	Accumulated other comprehensive income (loss)
Balance 1 January 2003	$7	$55	$530,304	($20,304)	($1,075)
Comprehensive income:					
Net income	-	-	-	127,013	-
Other comprehensive Loss	-	-	-	-	(331)
Total comprehensive Income	-	-	-	127,013	(331)
Stock option scheme Expense	-	-	1,859	-	-
Stock options exercised	1	-	1,108	-	-
Change in shareholdings	-	(5)	5	-	-
Balance 31 December 2003	$8	$50	$533,276	$106,709	$(1,406)
Comprehensive income:					
Net income	-	-	-	154,056	-
Other comprehensive Income	-	-	-	-	5,562
Total comprehensive Income	-	-	-	154,056	5,562
Payment of PIK dividend	4	-	(4)	-	-
Redesignation of preference shares	50	(50)	-	-	-
19-1 bonus issue	1,167	-	(1,167)	-	-
Global Offer	312	-	182,315	-	-
Stock option scheme expense	-	-	2,099	-	-
Stock options exercised	-	-	130	-	-
Dividends paid	-	-	-	(11,924)	-
Balance 31 December 2004	$1,541	$-	$716,649	$248,841	$4,156

Consolidated Condensed Statements of Cash Flows
For the Years Ended 31 December 2004 and 2003 (US Dollars in thousands, share amounts)

	2004	
Cash flows provided by operating activities		
Net income	$154,056	$1
Adjustments to reconcile net income to net cash provided by operations:		
Amortisation and depreciation	10,742	
Amortisation of discounts of fixed maturities	(2,317)	
Net realised (gains) on investments	(3,358)	
Unpaid losses and loss expenses	423,817	1
Unearned premiums	67,485	1
Premiums and other receivables	(187,251)	(1
Deferred acquisition costs	(3,518)	(
Reinsurance payable	42,358	(
Reinsurance recoverable	(63,542)	
Reinsurers' share of unearned premiums	2,211	
Deposit with reinsurer	36,640	
Deferred gain	(3,893)	
Accounts payable and other liabilities	7,869	
Deferred tax	3,035	
Other	66,396	(
Net cash flows provided by operating activities	550,730	3
Cash flows used in investing activities		
Purchases of fixed maturities	(1,370,658)	(2,8
Purchases of short-term investments	(738,956)	(1
Proceeds from sales of fixed maturities	672,950	2,2
Proceeds from maturities of fixed maturities	11,670	
Proceeds from sales of short-term investments	727,563	
Purchase of intangible assets	(161)	
Purchases of property and equipment	(12,233)	(
Proceeds from sales of property and equipment	85	
Net cash flows used in investing activities	(709,740)	(6

	2004	
Cash flows provided by financing activities		
Proceeds from issue of common shares	183,127	
Dividends paid on common shares	(12,085)	
Proceeds from notes payable	200,000	1
Repayment of notes payable	(200,000)	(
Repayment of long term debt	-	
Proceeds from exercise of stock options	130	
Net cash flows provided by financing activities	171,172	
Net increase/(decrease) in cash and cash equivalents	12,162	(2
Cash and cash equivalents - beginning of year	325,667	5
Effect of exchange rate changes	16,779	
Cash and cash equivalents - end of year	$354,608	$3
Supplemental cash flow information		
Taxes paid	$306	
Interest paid	$1,176	
Cash and cash equivalents comprise the following:		
Cash at bank and in hand	$349,815	$2

Cash equivalents	$4,793	$

Notes to the Consolidated Condensed Financial Statements
For the Years Ended 31 December 2004 and 2003 (US Dollars in thousands, share amounts

1 Significant accounting policies

Basis of presentation
The accompanying consolidated condensed financial statements have been e from the audited consolidated financial statements of Catlin Group Limit which are prepared in accordance with accounting principles generally ac in the United States of America ('US GAAP').

The preparation of financial statements in conformity with US GAAP requi management to make estimates when recording transactions resulting from operations based on information currently available. The most significar on the Group's balance sheet that involve accounting estimates and actua determinations are goodwill, reinsurance recoverables, valuation of inve deferred acquisition costs and reserves for loss and loss expenses. The accounting estimates and actuarial determinations are sensitive to marke conditions, investment yields, commissions and other acquisition expense additional information becomes available, or actual amounts are determir the recorded estimates will be revised and reflected in operating result Although some variability is inherent in these estimates and actual resu differ from the estimates used in preparing the consolidated financial statements, the Group believes the amounts provided are reasonable.

The Group makes adjustments to convert the Lloyd's operations of Syndica and 2600, which follow Lloyd's accounting principles, to US GAAP. Lloyd' syndicates determine underwriting results by year of account over a thre period. The Group records adjustments to recognise the ultimate underwri results, including the expected ultimate written and earned premiums and incurred.
Principles of consolidation
The consolidated financial statements include the accounts of the Compar all of its wholly owned subsidiaries. All significant inter-company trar and balances are eliminated on consolidation.

More to follow, for following part double-click [nRN2K6250J]



Investor Relations

REG-Catlin Group Limited Final Results - Part 3
Released: 11/03/2005

RNS Number:6250J
Catlin Group Limited
Part 3 : For preceding part double-click [nRN1K6250J]

Reporting currency
The financial information is reported in United States dollars ('US dol
'$').

Investments
The Group's investments are considered to be available-for-sale and are
at fair value. The fair value is based on the quoted market price of th
securities provided by either independent pricing services, or, when su
are not available, by reference to broker or underwriter bid indication

Net unrealised gains or losses on investments, net of deferred income t
included in accumulated other comprehensive income in stockholders' equ

Premiums and discounts are amortised or accreted over the lives of the
fixed maturities as an adjustment to yield using the effective-interest
and is recorded in current period income. Interest income is recognised
earned. Realised gains or losses are included in earnings and are deriv
the specific-identification method.

Net investment income includes interest income together with amortisati
market premiums and discounts and is net of investment management and c
fees. For mortgage-backed securities and any other holdings for which t
prepayment risk, prepayment assumptions are evaluated and revised as ne
Any adjustments required due to the resultant change in effective yield
maturities are recognised prospectively.

Other than temporary impairments
The Group regularly monitors its investment portfolio to ensure that in
that may be other than temporarily impaired are identified in a timely
and properly valued, and that any impairments are charged against earni
the proper period. The Group's methodology to identify potential impair
requires professional judgment. Changes in individual security values a
monitored on a monthly basis in order to identify potential problem cre
Group's decision to make an impairment provision is based on an objecti
of the issuer's current financial position and future prospects, its fi
strength rating and an assessment of the probability that the current m
value will recover to former levels. In assessing the recovery of marke
for debt securities, the Group also takes into account the timing of su
recovery by considering whether it has the ability and intent to hold t
investment to the earlier of (a) settlement or (b) market price recover
security whose price decrease is deemed other-than-temporary is written
its then current market level and the cumulative net loss previously re
in equity is removed from equity and charged to earnings. Inherently, t
risks and uncertainties involved in making these judgments. Changes in
circumstances and critical assumptions such as a continued weak economy
pronounced economic downturn or unforeseen events which affect one or m
companies, industry sectors or countries could result in additional wri
in future periods for impairments that are deemed to be other-than-temp

Additionally, unforeseen catastrophic events may require us to sell inv
prior to the forecast market price recovery.

Short-term investments
Short-term investments are carried at fair value and are composed of se
due to mature between 90 days and one year of date of purchase.

Investment in associate
Investment in associate is composed of an investment in a limited liabi
corporation. This investment is accounted for using the equity method.

Cash and cash equivalents
Cash equivalents are carried at cost, which approximates fair value, ar
all investments with original maturities of 90 days or less.

Premiums
Premiums written are generally recognised in accordance with the terms
underlying policy. Premiums written are primarily earned on a daily prc
basis over the terms of the policies to which they relate. Accordingly,
premiums represent the portion of premiums written which is applicable
unexpired risk portion of the policies in force.

Reinsurance premiums assumed are recorded at the inception of the polic
estimated based on information provided by ceding companies. The inforn
used in establishing these estimates is reviewed and subsequent adjustn
recorded in the period in which they are determined. These premiums are
over the terms of the related reinsurance contracts.

For multi-year policies written which are payable in annual installment
the ability of the insured or reinsured to commute or cancel coverage w
term of the policy, only the annual premium is included as written pren
policy inception. Annual installments are included as written premium a
successive anniversary date within the multi-year term.

Reinstatement premiums are recognised as they fall due and are earned i
with the remaining period of coverage of the original policy.

Deferred acquisition costs
Certain policy acquisition costs, consisting primarily of commissions a
premium taxes, that vary with and are primarily related to the producti
premium, are deferred and amortised over the period in which the relate
premiums are earned.

A premium deficiency is recognised immediately by a charge to the State
Operations as a reduction of deferred acquisition costs ('DAC') to the
that future policy premiums, including anticipation of interest income,
adequate to recover all DAC and related losses and loss expenses. If th
deficiency is greater than unamortised DAC, a liability will be accruec
excess deficiency.

Unpaid losses and loss expenses
A liability is established for unpaid losses and loss expenses when ins
events occur. The liability is based on the expected ultimate cost of s
the claims. The unpaid losses and loss expenses reserve includes: (1) c
reserves for known but unpaid claims as of the balance sheet date; (2)
but not reported ('IBNR') reserves for claims where the insured event h
occurred but has not been reported to the Group as of the balance sheet
and (3) loss adjustment expense reserves for the expected handling cost
settling the claims.

Unpaid losses and loss expenses reserves are established based on amour
reported from insureds or ceding companies and according to generally a
actuarial principles. Reserves are based on a number of factors, incluc
experience derived from historical claim payments and actuarial assumpt
arrive at loss development factors. Such assumptions and other factors
trends, the incidence of incurred claims, the extent to which all clain
been reported, and internal claims processing charges. The process usec
establishing reserves cannot be exact, particularly for liability cover
since actual claim costs are dependent upon such complex factors as inf
changes in doctrines of legal liability and damage awards. The methods
such estimates and establishing the related liabilities are periodicall

reviewed and updated.

Deferred gain
The Group may enter into retroactive reinsurance contracts, which are c where an assuming company agrees to reimburse a ceding company for liak incurred as a result of past insurable events. Any initial gain and any due from a reinsurer as a result of subsequent covered adverse developm deferred and amortised into income over the settlement period of the re under the relevant contract.

Contract deposits
Contracts written by the Group which are not deemed to transfer signifi underwriting and/or timing risk are accounted for as contract deposits included in premiums and other receivables. Liabilities are initially r at an amount equal to the assets received and are included in accounts and other liabilities.

The Group uses the risk-free rate of return of equivalent duration to t liabilities in determining risk transfer and records the transactions u interest method. The Group periodically reassesses the estimated ultima liability. Any changes to this liability are reflected as an adjustment interest expense to reflect the cumulative effect of the period the cor been in force, and by an adjustment to the future internal rate of retu liability over the remaining estimated contract term.

Goodwill and intangible assets
Goodwill represents the excess of acquisition costs over the net fair v identifiable assets acquired and liabilities assumed in a business comb Pursuant to Statement of Financial Accounting Standards No. 142, Goodwi Other Intangible Assets ('FAS 142'), goodwill is deemed to have an inde life and should not be amortised, but rather tested at least annually f impairment.

The goodwill impairment test has two steps. The first step identifies p impairments by comparing the fair value of a reporting unit with its bc including goodwill. If the fair value of the reporting unit exceeds the amount, goodwill is not impaired and the second step is not required. I carrying value exceeds the fair value, the second step calculates the p impairment loss by comparing the implied fair value of goodwill with th carrying amount. If the implied goodwill is less than the carrying amou writedown is recorded. The measurement of fair value of the reporting u determined based on an evaluation of ranges of future discounted earnir Certain key assumptions considered include forecasted trends in revenue operating expenses and effective tax rates.

Intangible assets are valued at their fair value at the time of acquisi Group's intangibles, which relate to the purchase of syndicate capacity surplus lines licenses, are considered to have a finite life and are am over their estimated useful life of 15 years. The Group evaluates the recoverability of its intangible assets whenever changes in circumstanc indicate that an intangible asset may not be recoverable. If it is dete that an impairment exists, the excess of the unamortised balance over t value of the intangible asset is charged to earnings.

Other assets
Other assets are principally composed of prepaid items and property anc equipment.

Property and equipment
Property and equipment are stated at cost less accumulated depreciatior Depreciation of property and equipment is calculated using the straight method over the estimated useful lives of four to ten years for fixture fittings, four years for automobiles and two years for computer equipme Leasehold improvements are amortised over the life of the lease or the the improvement, whichever is shorter. Computer software development cc capitalised when incurred and depreciated over their estimated useful l five years.

Reinsurance
In the ordinary course of business, the Company's insurance subsidiarie reinsurance to other insurance companies. These arrangements allow for

diversification of business and minimise the net loss potential arising
large risks. Ceded reinsurance contracts do not relieve the Group of it
obligation to its insureds. Reinsurance premiums ceded are recognised a
commissions thereon are earned over the period that the reinsurance cov
provided.

Reinsurance recoverable includes the balances due from reinsurance comp
paid and unpaid losses and loss expenses that will be recovered from re
based on contracts in force. A reserve for uncollectible reinsurance ha
determined based upon a review of the financial condition of the reinsu
an assessment of other available information.

Reinsurers' share of unearned premiums represent the portion of premium
to reinsurers applicable to the unexpired terms of the reinsurance cont
force.

Reinstatement premiums are recorded as they fall due and are earned in
the remaining period of coverage of the original policy.

Return premiums due from reinsurers are included in premiums and other
receivables.

Comprehensive income/(loss)

Comprehensive income/(loss) represents all changes in equity of an ente
that result from recognised transactions and other economic events duri
period. Other comprehensive income/(loss) refers to revenues, expenses,
and losses that are included in comprehensive income/(loss) but exclude
net income/(loss), such as unrealised gains or losses on available for
investments and foreign currency translation adjustments.

Foreign currency translation and transactions

The Group has more than one functional currency, generally the currency
local operating environments, consistent with its operating environment
underlying cash flows. Foreign currency assets and liabilities are tran
into US dollars using period end rates of exchange and the related tran
adjustments are recorded as a separate component of accumulated other
comprehensive income/(loss). Statement of Operations amounts expressed
foreign currencies are translated using average exchange rates for the

Gains and losses resulting from foreign currency transactions and trans
of year-end balances not expressed in functional currencies, are record
current income.

Income taxes

Income taxes have been provided for on those operations that are subjec
income taxes. Deferred tax assets and liabilities result from temporary
differences between the amounts recorded in the consolidated financial
statements and the tax basis of the Group's assets and liabilities. Suc
temporary differences are primarily due to the tax basis discount on un
losses, adjustment for unearned premiums, the accounting treatment of
reinsurance contracts, and tax benefits of net operating loss carry-for
The effect on deferred tax assets and liabilities of a change in tax ra
recognised in income in the period that includes the enactment date. A
allowance against deferred tax assets is recorded if it is more likely
that all or some portion of the benefits related to deferred tax assets
be realised.

Preference shares

Convertible preference shares are recorded at fair value at the time of
issuance. At the time of issuance, the fair value in excess of the shar
value is credited to additional paid-in capital. Dividends are recognis
declared by the Company.

Stock compensation

The Group accounts for stock-based compensation arrangements under the
provisions of Statement of Financial Accounting Standards No. 123, Acco
for Stock-Based Compensation ('FAS 123'). The fair value of options is
calculated at the date of grant based on the Black-Scholes Option Prici
The corresponding compensation charge is recognised on a straight-line
over the option-vesting period.

Warrants

For convertible preference shares issued with detachable stock purchase warrants, the portion of the proceeds that is allocable to the warrants accounted for as additional paid-in capital. This allocation is based c relative fair values of the two securities at the time of issuance. War contracts are classified as equity so long as they meet all the conditi equity outlined in EITF 00-19, Accounting for Derivative Financial Inst Indexed to, and Potentially Settled in, a Company's Own Stock. Subseque changes in fair value are not recognised in the Statement of Operations as the warrant contracts continue to be classified as equity.

Other income

Other income consists of managing agency fees and profit commission in of the Group's management of Syndicate 1003. Managing agency fees are c in the year to which they relate. Profit commissions are earned as the underwriting profits are recognised on an annual basis.

Pensions

The Group operates defined contribution pension schemes for eligible em the costs of which are expensed as incurred.

Risks and uncertainties

In addition to the risks and uncertainties associated with unpaid losse loss expenses described above and in Notes 6 and 7, cash balances, inve securities and reinsurance recoveries are exposed to various risks, suc interest rate, market, and credit risks. Due to the level of risk assoc with investment securities and the level of uncertainty related to char the value of investment securities, it is at least reasonably possible changes in risks in the near term would materially affect the amounts r in the financial statements. The cash balances and investment portfolic managed following prudent standards of diversification. Specific provis limit the allowable holdings of a single institution issue and issuers. Group believes that there are no significant concentrations of credit r associated with its investments.

New accounting pronouncements

In January 2003, the Financial Accounting Standards Board issued Interp 46 ('FIN 46'), Consolidation of Variable Interest Entities, an Interpre Accounting Research Bulletin No. 51, Consolidated Financial Statements 51'). FIN 46 was subsequently reissued as FIN 46-R in December 2003, wi 46-R providing additional interpretation of standards on consolidation. clarifies the consolidation accounting guidance in ARB 51 as it applies certain entities in which equity investors who do not have the characte of a controlling financial interest or do not have sufficient equity at the entities to finance their activities without additional subordinate financial support from other parties. Such entities are known as variat interest entities ('VIEs'). FIN 46-R requires that the primary benefici VIE consolidates the VIE. FIN 46-R also requires new disclosures for si relationships with VIEs, whether or not consolidation accounting is use anticipated. The requirements of FIN 46-R have various implementation c during financial years 2003 and 2004. The adoption of certain FIN 46-R requirements during 2003 and 2004 did not have an impact on the Group's financial position or results of operations.

2 Segmental information

The Group organises its business through four segments, with related su service and holding companies, as follows: Lloyd's Direct and Lloyd's Reinsurance; Corporate Direct and Corporate Reinsurance. This segmentat follows management's internal reporting structure. For the year ended D 31, 2003, these segments correspond to the location of where the busine written, with Lloyd's Direct and Lloyd's Reinsurance being written in t Corporate Direct and Corporate Reinsurance being written in Bermuda. Fc year ended December 31, 2004, the portion of the business written by th Branch of CICL, which is included in Corporate Direct and Corporate Rei was also written in the UK. As a result, total gross premium written ir before intra-Group reinsurance was $1,281,259, with the remaining gross written in Bermuda.

Net income before tax by operating segment before intra-Group reinsurar eliminations for the year ended 31 December 2004 is as follows:

	Lloyd's Direct	Lloyd's Reinsurance	Corporate Direct	Corporate Reinsurance	Intra-Group eliminations	
Gross premiums written	$870,363	$211,185	$225,256	$217,268	$(90,236)	$1
Reinsurance premiums ceded	(209,779)	(28,911)	(36,194)	(2,683)	90,236	
Net premiums written	660,584	182,274	189,062	214,585	-	1
Net premiums earned	644,367	181,805	91,082	243,856	-	1
Losses and loss expenses	(354,783)	(105,623)	(55,044)	(144,987)	-	
Policy acquisition costs	(213,495)	(41,503)	(23,864)	(38,822)	14,893	
Administrative expenses	(31,796)	(8,971)	(4,494)	(12,033)	-	
Other expenses	(6,499)	(1,833)	(918)	(2,459)	(14,893)	
Net underwriting result	37,794	23,875	6,762	45,555	-	
Net investment income and net realised gains on investments	27,932	7,881	3,949	10,570	-	
Net realised gains on foreign currency exchange	4,920	1,388	695	1,862	-	
Other income	421	119	60	159	-	
Income before income tax expense	$71,067	$33,263	$11,466	$58,146	$-	
Total revenue	$677,640	$191,193	$95,786	$256,447	$-	$

Net income before tax by operating segment before intra-Group reinsuran
eliminations for the year ended 31 December 2003 is as follows:

	Lloyd's Direct	Lloyd's Reinsurance	Corporate Direct	Corporate Reinsurance	Intra-Group eliminatio	
Gross premiums written	$906,250	$234,991	$4,359	$253,683	$(201,069)	$
Reinsurance premiums ceded	(261,151)	(52,637)	(361)	-	201,069	(1
Net premiums written	645,099	182,354	3,998	253,683	-	1
Net premiums earned	528,340	152,268	2,337	162,002	-	
Losses and loss expenses	(271,696)	(59,018)	(712)	(93,199)	-	(
Policy acquisition costs	(196,721)	(43,978)	(320)	(21,286)	12,194	(

Administrative expenses	(27,308)	(7,871)	(121)	(8,374)	-
Other expenses	(1,887)	(543)	(8)	(578)	(12,194)
Net underwriting result	30,728	40,858	1,176	38,565	-
Net investment income and net realised gains on investments	15,600	4,495	69	4,783	-
Net realised gains on foreign currency exchange	6,268	1,806	28	1,922	-
Other income	32	10	-	10	-
Income before income taxes	$52,628	$47,169	$1,273	$45,280	-
Total revenue	$550,240	$158,579	$2,434	$168,717	-

Total revenue is the total of net premiums written, net investment inco
net realised gain/(loss) on investments, net realised gain/(loss) on fc
currency exchange, and other income.

3 Investments

Fixed maturities
The fair values and amortised costs of fixed maturities at 31 December
2003 are as follows:

	2004			
	Fair value	Amortised cost	Fair value	Amor
US government and agencies	$741,900	$728,857	$390,865	$38
Non-US governments	140,768	140,737	36,916	3
Corporate securities	301,601	302,889	190,847	19
Asset-backed securities	267,929	268,531	137,277	13
Total fixed maturities	$1,452,198	$1,441,014	$755,905	$75

The carrying value of fixed maturities at 31 December 2004 and 2003 was
as their fair value.

The gross unrealised gains and losses related to fixed maturities at 31
2004 and 2003 are as follows:

	2004			
	Gross unrealised gains	Gross unrealised losses	Gross unrealised gains	unre
US government and agencies	$13,786	$743	$5,686	
Non-US governments	418	387	110	
Corporate securities	316	1,604	496	
Asset-backed securities	189	791	132	
Total fixed maturities	$14,709	$3,525	$6,424	

There were no other than temporary declines in the value of investments
year to 31 December 2004 or 2003. The net realised gains/(losses) on fi

maturities for the year ended 31 December 2004 were $3,429 (2003: $1,07

The following is an analysis of how long each of the fixed maturities t in an unrealised loss position as at 31 December 2004 had been in a cor loss position. This information concerns the potential effect upon futu earnings and financial position should management later conclude that s these current unrealised losses represent other than temporary declines value of the securities.

	Less than 12 months		E or greater than	
	Market Value	Gross unrealised losses	Market value	ur
US government and agencies	$387,336	$705	$5,357	
Non-US governments	58,337	387	-	
Corporate securities	204,719	1,243	35,271	
Asset-backed securities	104,881	726	9,261	
Total fixed maturities	$755,273	$3,061	$49,889	

Fixed maturities at 31 December 2004, by contractual maturity, are show Expected maturities could differ from contractual maturities because bc may have the right to call or prepay obligations, with or without call prepayment penalties.

	Fair value	A
Due in one year or less	$126,494	$
Due after one through five years	538,825	
Due after five years through ten years	517,258	
Due after ten years	1,692	
	1,184,269	1,
Asset-backed securities	267,929	
Total	$1,452,198	$1,

Restricted assets
The Group is required to maintain assets on deposit with various regula authorities to support its insurance and reinsurance operations. These requirements are generally promulgated in the statutory regulations of individual jurisdictions. These funds on deposit are available to settl insurance and reinsurance liabilities. The Group also has investments i segregated portfolios primarily to provide collateral or guarantees for of Credit ('LOC'), as described in Note 6. Finally, the Group also util trust funds where the trust funds are set up for the benefit of the cec companies, and generally take the place of LOC requirements.

The total value of these restricted assets by category at 31 December 2 2003 are as follows:

	2004	
Fixed maturities, available for sale	$607,571	$
Short term investments	19,146	
Cash and cash equivalents	119,401	
Total restricted assets	$746,118	$

4 Unpaid losses and loss expenses

The Group establishes reserves for losses and loss adjustment expenses, are estimates of future payments of reported and unreported claims for and related expenses, with respect to insured events that have occurrec

process of establishing reserves continues to be complex and imprecise, requiring the use of informed estimates and judgments. The Group's esti judgments may be revised as additional experience and other data become available and are reviewed, as new or improved methodologies are develc current laws change. Any such revisions could result in future changes estimates of losses or reinsurance recoverable, and would be reflected Group's results of operations in the period in which the estimates are Management believes they have made a reasonable estimate of the level c reserves at 31 December 2004 and 2003.

The reconciliation of unpaid losses and loss expenses for the years enc December 2004 and 2003 is as follows:

	2004	
Gross unpaid losses and loss expenses, beginning of year	$962,535	$
Reinsurance recoverable on unpaid loss and loss expenses	(242,187)	(
Net unpaid losses and loss expenses beginning of year	720,348	
Net incurred losses and loss expenses for claims related to:		
Current year	698,706	
Prior years	(38,269)	
Total incurred losses and loss expenses	660,437	
Net paid losses and loss expenses for claims related to:		
Current year	(94,432)	
Prior year	(281,483)	(
Total paid losses and loss expenses	(375,915)	(
Loss portfolio transfer of remaining net liability in Syndicate 1003	66,926	
Foreign exchange adjustment	41,869	
Net unpaid losses and loss expenses end of year	1,113,665	
Reinsurance recoverable on unpaid loss and loss expenses	359,154	
Gross unpaid losses and loss expenses, end of year	$1,472,819	$

In 2004, net incurred losses and loss expenses for claims related to th year include $114,616 of net losses incurred as a result of the four hu (Charley, Frances, Ivan and Jeanne) that caused extensive damage in the Caribbean and the Southeastern United States during the second half of

As a result of the changes in estimates of insured events in prior year 2004 provision for losses and loss expenses net of reinsurance recoveri decreased by $38,629 (2003: increase of $32,630). In 2004, the decrease to changes in estimates of insured events in prior years. In 2003, the was a result of higher than expected frequency and average cost of clai legal expenses class of business, which is no longer written by the Grc

Closure of Lloyd's Syndicate 1003

Syndicate 1003, which was capitalised by external Names and managed by Underwriting Agencies Ltd., ceased writing new business with the 2002 underwriting year. The remaining net liability in Syndicate 1003, calcu $66,926 as at 31 December 2004, was assumed by Syndicate 2003 as at 31 2004. This will be settled through a payment in the form of cash and ir in the same amount, which is carried in premiums and other receivables end. The transaction has been treated as a loss portfolio transfer, rec an increase in loss reserves with no impact on the Consolidated Stateme Operations. To the extent that the future run-off of this portfolio dif the recorded amount, that development will be recorded in the Consolida

Statement of Operations in the period that it is incurred.

5 Reinsurance

The Group purchases reinsurance to limit various exposures including ca risks. Although reinsurance agreements contractually obligate the Grour reinsurers to reimburse it for the agreed upon portion of its gross pai they do not discharge the primary liability of the Group. The effect of reinsurance and retrocessional activity on premiums written and earned follows:

		2004	
	Premiums written	Premiums earned	Premiums written
Direct	$1,095,619	$1,011,421	$910,608
Assumed	338,217	326,889	287,606
Ceded	(187,331)	(177,200)	(113,080)
Net premiums	$1,246,505	$1,161,110	$1,085,134

The Group's provision for reinsurance recoverable as of the years endec 31, 2004 and 2003 is as follows:

	2004	
Gross reinsurance recoverable	$409,809	$
Provision for uncollectible balances	(18,864)	
Net reinsurance recoverable	$390,945	$

6 Notes payable, debt and financing arrangements

Notes payable as at 31 December 2004 and 2003 consisted of the followir

	2004
Drawdown under 364-day revolving bank facility, at three- month Libor plus 75 basis points (2003: 85), due 18 February 2005 (2003: 23 February 2004)	$50,187
Total notes payable	$50,187

Bank facilities
In November 2004, the Group entered into a Letter of Credit/Revolving I Facility (the 'Club Facility'), consisting of three tranches. The follc outstanding under the Club Facility as at 31 December 2004 under each c three tranches:

- Debt outstanding was $50 million, in the form of a 364-day $50 mil revolving facility with a one year term-out option. This facility w reduced from $100 million to $50 million in August 2004. It represe unsecured loan to Catlin Group Limited; however, the facility is se cross guarantees of material subsidiaries. This debt bears interest three-month Libor plus 75 basis points, reduced from 85 basis point November 2004, and the Group is required to maintain free and unenc assets consisting of OECD Government Bonds, US Agencies and Corpora discounted by 10%, sufficient to repay the loan at any time. The ur portion of the facility costs 35 basis points per annum. This loan, available under one, two or three month renewal periods, can be rep any time at the discretion of the Group in increments of $10 millic Group has the option to convert all cash advances into a term loan final maturity date of no later than 18 November 2006.

More to follow, for following part double-click [nRN3K6250J]



Legal Disclaimer Site Map

Share Price
Share Chart
Reports & Presentations
Key Financial Data
Regulatory Announcements
Events Calendar
Ratings
Frequently Asked Questions
Advisors & Contacts

Investor Relations

REG-Catlin Group Limited Final Results - Part 4
Released: 11/03/2005

RNS Number:6250J
Catlin Group Limited
Part 4 : For preceding part double-click [nRN2K6250J]

- As security for its underwriting, a clean, irrevocable standby LOC $240,000 (£125,000) is available for utilisation. As at 31 December CSL has deposited with Lloyd's an LOC amounting to $224,736 (£117,C the event of the Group's failing to meet its obligations under poli insurance written on its behalf, Lloyd's may draw down this letter credit. This LOC became effective on 18 November 2004 and has an ir expiry date of 17 November 2008. In addition, CICL UK Branch benefi the issuance of a LOC amounting to $2,047 (£1,066). Collateral of $ million (£28,500) must be provided by 20 June 2005 and a further $3 million (£19,000) by 30 June 2006.

- There are two Standby LOC facilities available for utilisation by Bermuda and its UK Branch, a two-year $50 million facility and a se one-year $50 million facility. At 31 December 2004, $27,234 in LOC' outstanding, all of which are issued by CICL Bermuda. Collateral of 50% of the face value of the utilised portion of the LOCs under bot facilities must be provided.

The terms of the Club Facility require that certain financial covenants on a quarterly basis through the filing of Compliance Certificates. The include maximum levels of possible exposures to realistic disaster scer the Group, as well as requirements to maintain minimum Tangible Net Wor Adjusted Tangible Net Worth levels, the calculations of which are basec fixed amounts in 2004 and increase over time, for items such as consoli income in future accounting periods. The Group was in compliance with a covenants during 2004.

7 Taxation

Under current Bermuda law, the Company and its Bermuda subsidiary, CICI required to pay any taxes in Bermuda on their income or capital gains. Company and CICL have received an undertaking from the Minister of Fina Bermuda that, in the event of any taxes being imposed, the Company and be exempt from taxation in Bermuda until March 2016.

CICL also operates in the UK through its UK branch. The income of the U is subject to UK corporation taxes.

Income from the Group's operations at Lloyd's is subject to UK corporat taxes. Lloyd's is required to pay US income tax on US connected income income') written by Lloyd's syndicates. Lloyd's has a closing agreement IRS whereby the amount of tax due on this business is calculated by Llc remitted directly to the Internal Revenue Service. These amounts are th charged to the personal accounts of the Names and Corporate Members in proportion to their participation in the relevant syndicates. The Grour Corporate Member is also subject to this arrangement but, as a UK domic

company, will receive UK corporation tax credits for any US income tax up to the value of the equivalent UK corporation income tax charge on t income.

The Group, through its US operations, is subject to income taxes impose authorities and is required to file US tax returns. Certain internatior operations of the Group are also subject to income taxes imposed by the jurisdictions in which they operate.

The Group is not subject to taxation other than as stated above. There assurance that there will not be changes in applicable laws, regulatior treaties, which might require the Group to change the way it operates c subject to taxation.

8 Stockholders' equity

The following is a detail of the number and par value of common shares authorised, issued and outstanding as of 31 December 2004 and 2003:

2004

	Authorised		Issued and out
	Number of shares	Par value	Number of shares
Ordinary common shares, par value $0.01 per share	250,000,000	$2,500	154,097,989
Total	250,000,000	$2,500	154,097,989

2003

	Authorised		Issued and out
	Number of shares	Par value	Number of shares
Ordinary common shares, par value $0.01 per share	300,000,000	$30	75,109,082
Total	300,000,000	$30	75,109,082

The following table outlines the changes in common shares issued and ou during 2004 and 2003:

Balance, 1 January 2003	75,
Movements during 2003:	
Ordinary common shares cancelled	(1,
Ordinary common shares issued	1,
Balance, 31 December 2003	75,
Movements during 2004:	
Payment of payment-in-kind ('PIK') dividend	42,
Redesignation of preference shares	497,
Cancellation of options and replacement with ordinary common shares	
Total ordinary common shares before the effect of both the 19-1 bonus issue and the subsequent 100-1 consolidation	614,
Total ordinary common shares after effect of both the 19-1 bonus issue and the subsequent 100-1 consolidation	122,
New ordinary common shares issued in the IPO	31,
Ordinary common shares issued after the IPO	
Balance, 31 December 2004	154,

On 6 April 2004, the Group completed the IPO and was admitted to the of

list of the London Stock Exchange plc. Immediately prior to admission, changes to the Company's capital structure took place. Accrued dividend preference shares were settled through the issuance of additional commc and a small number of share options were cancelled and replaced with cc shares. All preference shares were then converted into common shares ar consolidated on a five-to-one basis, achieved through a 19-to-1 bonus i and a 100-to-1 share consolidation.

The Group raised $200,472 ($182,627 net of expenses) through the issuar 31,180,000 new shares. In addition, as part of the IPO, existing shareh sold a further 23,380,000 shares.

As a result, immediately following the capital changes and the IPO, the had 154,071,925 common shares issued and outstanding. To maintain econc equivalence, the warrants and stock options that were outstanding at th the IPO were also consolidated on a five-to-one basis and their exercis increased by a factor of five.

On 15 November 2004, the Group paid an interim dividend of $0.079 per s (£0.043 per share) to shareholders of record as of 15 October 2004.

9 Subsequent events

Renewal of loan
On 18 February 2005, the Group renewed its drawdown of $50 million unde 364-day revolving bank facility. This drawdown matures on 18 May 2005.

Proposed dividend
On 10 March 2005, the Board approved a proposed final dividend of $0.15 (£0.081) per share, payable on 31 May 2005 to shareholders of record at close of business on 29 April 2005. The final dividend is determined ir dollars but payable in sterling based on the exchange rate of £1=$1.93 March 2005.

Catlin Insurance Company (UK) Ltd
On 7 March 2005, the FSA advised the Group that it is minded to grant t application from Catlin Insurance Company (UK) Ltd. to convert Catlin U branch into a subsidiary of Catlin Bermuda, subject to certain conditic particularly the capitalisation of the new company.

Performance Share Plan
On 1 February 2005, the Board approved the form of the Performance Shar ('PSP'), which permits the grant of awards in the form of options to ac common shares at a nil exercise price, subject to achievement of perfor conditions that are calibrated to shareholder returns. The first awards made to employees during 2005.

An expense for the cost of the PSP will be included beginning with the half year 2005 consolidated financial statements. It will be calculated the fair value method of accounting, in accordance with the Group's acc policy for
stock-based employee compensation.

10 Reconciliation to UK GAAP

The Group's consolidated financial statements are prepared in accordanc GAAP, which differs in certain respects from UK GAAP.

The following statements summarise the material adjustments, gross of t effect, which reconcile the net income attributable to group stockholde the stockholders' equity under US GAAP to the amounts which would have reported had UK GAAP been applied.

Beginning in 2005, UK listed companies will adopt International Financi Reporting Standards ('IFRS'). Therefore, also beginning in 2005, the Gr present a reconciliation of net income and stockholders' equity under U the amounts that would have been reported had IFRS, and not UK GAAP, be applied.

Net income Year
D

	Note	2004	
Net income under US GAAP		$154,056	$
Adjustment for:			
Deferral of acquisition costs	(a)	-	
Stop loss accounting	(b)	(10,811)	
Goodwill amortisation	(c)	(3,610)	
Translation differences	(d)	(1,245)	
Unrealised appreciation on investments	(e)	5,254	
Deposit accounting	(f)	946	
Taxation	(g)	(1,690)	
Profit / (loss) after taxation under UK GAAP		142,900	
Payment in kind dividend	(h)	-	
Retained profit under UK GAAP		$142,900	

Stockholders' equity	Note	At 31 2004	
Stockholders' equity under US GAAP		$971,187	$
Adjustment for:			
Stop loss accounting	(b)	18,278	
Goodwill amortisation	(c)	(10,105)	
Deposit accounting	(f)	946	
Taxation	(g)	(10,417)	
Stockholders' equity under UK GAAP		$969,889	$

(a) Under US GAAP, the Group's accounting policy for DAC defers only t costs directly associated with acquisition of policies, primarily commi and other premium levies. Under UK GAAP, the Group applied a broader de of DAC such that, in addition to costs deferred under US GAAP, certain operating costs were deferred. The Group followed this approach under U for all financial years up to and including 2002. From 2003 onwards, th accounting treatment for DAC under UK GAAP was adjusted to be entirely consistent with its US GAAP treatment.

(b) Under US GAAP, the whole account stop loss contract, purchased by 2003 to protect underwriting years up to and including 2001, has been a for as a deposit due to its retroactive nature, in accordance with SFAS a result, the indemnity amount due under the contract is treated as a d gain to be released to income as recoveries are made from the reinsurer UK GAAP, this contract has been accounted for as reinsurance and theref full indemnity amount has been recognised as a reinsurance recovery in deferred gain is recognised in the UK GAAP balance sheet, resulting in corresponding increase in stockholders' equity.

(c) Under US GAAP, goodwill has not been amortised in accordance with provisions of SFAS 142, starting with its implementation in 2002. Prior goodwill was being amortised over 20 years. Under UK GAAP, this goodwil amortised on a straight line basis over a period of ten years. This res US GAAP stockholders' equity exceeding that applicable under UK GAAP wi from the 2002 year.

(d) Translation differences on the translation of functional currency and liabilities into US dollars are recognised in other comprehensive i under US GAAP. Under UK GAAP, these items are reflected as part of the loss for the financial year. While the different treatment of these ite affects reported profit under UK GAAP, there is no effect on total stoc equity.

(e) Unrealised appreciation/(depreciation) on investments is recognise other comprehensive income under US GAAP. Under UK GAAP, this is reflec part of the profit or loss for the financial year. While the different of these items affects reported profit under UK GAAP, there is no effec total stockholders' equity.

(f) Under US GAAP certain contracts written by the Group are deposit accounted because there is no insurance risk transfer. Under UK GAAP de accounting is not applied and these contracts are accounted for on a pr basis.

(g) All of the reconciling items are presented before tax. This line i represents the tax effect of all of the reconciling items.

(h) Under US GAAP, this dividend does not affect income or stockholder equity, being paid as an issue of new capital. Under UK GAAP, the divic treated as an expense in the statement of operations, offset by a speci appropriation of stockholders' equity. Accordingly, there is no differe total stockholders' equity between US and UK GAAP.

END
FR SFEEFSSISESD



Investor Relations

REG-Catlin Group Limited Dividend Declaration
Released: 11/03/2005

RNS Number:6427J
Catlin Group Limited
11 March 2005

DIVIDEND DETAILS

HAMILTON, Bermuda - The Board of Directors of Catlin Group Limited has recommended a final dividend of 15.6 US cents (8.1 pence) per share ir of the year ended 31 December 2004, which will be paid on 31 May 2005 shareholders of record at the close of business on 29 April 2005, subj shareholders' approval at the Annual General Meeting on 25 May 2005. W to the declared interim dividend of 7.9 US cents (4.3 pence), this wil total dividend for the year of 23.5 US cents (12.4 pence) per share.

The final dividend has been calculated in US dollars but declared in s based on the exchange rate of 1.93 prevailing on 9 March 2005. The fir dividend will therefore be payable in sterling except for shareholders elected as at 10 March 2005 to receive their dividends in US dollars.

Shareholders who have not previously elected to receive dividends in U and who wish to do so in the future should contact the Company's regis Capita IRG (UK telephone: 0870 162 3100 or if dialling from overseas: 8639 2000).

- ends -

For more information contact:

Media Relations:
James Burcke, Head of Communications — Tel: +44 (0)20 7458 5710, Mobile: +44 (0)7958 767 7, E-mail: james.burcke@catl

Liz Morley, The Maitland Consultancy — Tel: +44 (0)20 7379 5151, E-mail: emorley@maitland.

Investor Relations:
William Spurgin, Head of Investor Relations — Tel: +44 (0)20 7458 5726, Mobile: +44 (0)7710 314 3, E-mail: william.spurgin@c

This information is provided by RNS
The company news service from the London Stock Exchange

END
DIVJBMBTMMJBBRA

Share Price
Share Chart
Reports & Presentations
Key Financial Data
Regulatory Announcements
Events Calendar
Ratings
Frequently Asked Questions
Advisors & Contacts

Investor Relations

REG-Catlin Group Limited Holding(s) in Company
Released: 18/03/2005

RNS Number:9417J
Catlin Group Limited
18 March 2005

Holding in Catlin Group Limited

Catlin Group Limited has received notification of the following:

Capital Z Catlin Private Investment, Ltd. ("CapZ Catlin Private") and C
Catlin Investment, Ltd. ("CapZ Catlin") are transferring to certain of
respective beneficial owners a portion of the Common Shares of the Comp
of the warrants to subscribe for Common Shares of the Company held by C
Catlin Private and CapZ Catlin. The transfers are being made so that th
interests will be owned directly in the name of the beneficial owners.
such transfers, CapZ Catlin Private and CapZ Catlin and Capital Z Inves
LLC ("Capital Z Investments") (collectively, "Capital Z") will hold the
following interests in the Company:

Name of Registered Holder	Number of Shares/%
CapZ Catlin Private	69,062/0.04%
CapZ Catlin	12,965,544/8.4%
Total Attributable to Capital Z	13,034,606/8.45%

In addition, Capital Z holds warrants to purchase 4,999,222 shares.

This information is provided by RNS
The company news service from the London Stock Exchange

END
HOLUWUURVOROAAR



Investor Relations

REG-Catlin Group Limited Director Shareholding
Released: 22/03/2005

RNS Number:0497K
Catlin Group Limited
22 March 2005

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

...Catlin Group Limited......................................

2. Name of director

...William Spiegel................................

3. Please state whether notification indicates that it is in respect of
of the shareholder named in 2 above or in respect of a non-beneficial i
or in the case of an individual holder if it is a holding of that persc
spouse or children under the age of 18 or in respect of a non-beneficia
interest

...Holding of shareholder and holding of children under 18 ....

4. Name of the registered holder(s) and, if more than one holder, the r
shares held by each of them (if notified)

... William Spiegel and Simcoe Trust..............................

5. Please state whether notification relates to a person(s) connected w
director named in 2 above and identify the connected person(s)

..Simcoe Trust is a trust for the benefit of the Director's minor child

6. Please state the nature of the transaction. For PEP transactions ple
indicate whether general/single co PEP and if discretionary/non discret

...Share Purchase...

7. Number of shares / amount of stock acquired

...(1) William Spiegel 2,105 shares; (2) Simcoe Trust 1,420 shares
(3) Simcoe Trust 1,080 shares ....

8. Percentage of issued class

... 0.003%...

9. Number of shares/amount of stock disposed.

....

10. Percentage of issued class

....

11. Class of security

...Common shares...

12. Price per share

...(1) US$7.05 (2) US$6.99...(3)US$7.05..........................

13. Date of transaction

...(1) 18 March 2005 (2) 15 March 2005 (3) 18 March 2005.............

14. Date company informed

...21 March 2005 ....

15. Total holding following this notification

...4,605 shares ....

16. Total percentage holding of issued class following this notificatic

...0.003%...

If a director has been granted options by the company please complete t following boxes.

17. Date of grant

....

18. Period during which or date on which exercisable

....

19. Total amount paid (if any) for grant of the option

....

20. Description of shares or debentures involved: class, number

....

21. Exercise price (if fixed at time of grant) or indication that price fixed at time of exercise

....

22. Total number of shares or debentures over which options held follow notification

....

23. Any additional information

....

24. Name of contact and telephone number for queries

... James Burcke, +44 (0)20 7458 5710.........................

25. Name and signature of authorised company official responsible for m this notification

...Lorraine Mullins, Group Compliance Officer......................

Date of Notification

...22 March 2005..

The FSA does not give any express or implied warranty as to the accurac
document or material and does not accept any liability for error or omi
The FSA is not liable for any damages (including, without limitation, d
for loss of business or loss of profits) arising in contract, tort or c
from the use of or inability to use this document, or any material cont
it, or from any action or decision taken as a result of using this docu
any such material.

This information is provided by RNS
The company news service from the London Stock Exchange

END
RDSUUAKRVAROURR

